Exhibit 99.1

Ossen Innovation Announces Full Year 2019 Financial Results

SHANGHAI, May 19, 2020 /PRNewswire/ -- Ossen Innovation Co., Ltd. (“Ossen Innovation” or the “Company”) (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the fiscal year ended December 31, 2019.

“Despite 2019 being another challenging year for China's steel industry, as slowing GDP growth and high price volatility continued to plague the steel value chain, we managed to continue improving our operation results by focusing on high margin rare earth coated products,” commented Dr. Liang Tang, Chairman of Ossen Innovation. “We are very pleased with the progress and accomplishments our entire team made during the 2019 calendar year.”

“We would like to extend our gratitude to medical personnel, health officials and volunteers in China who worked tirelessly to respond to the COVID-19 pandemic,” continued Dr. Tang. “Our manufacturing facilities in China remain fully operational since March 9, 2020 and we have maintained high standards for safety and sanitation in our manufacturing facilities. In response to the impact of the COVID-19 pandemic, China’s central and local governments have announced key infrastructure project investment plans for 2020. The total investment is approximately $3.6 trillion and the planned investment in 2020 is approximately $500 billion. As the Company’s business is closely connected with the infrastructure investment in China, we believe that these developments should create new opportunities for us in 2020 and beyond.”

Twelve months Ended December 31, 2019 Financial Results

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2019	2018	% Change
Revenues	$138.9	$136.1	2.1%
Gross profit	$22.4	$20.5	9.0%
Gross margin	16.1%	15.1%	1.0%
Operating income	$15.8	$14.9	6.1%
Operating margin	11.4%	11.0%	0.4%
Net income attributable to Ossen Innovation	$11.1	$10.4	6.7%
EPS (per ordinary share)	$0.56	$0.52	7.7%
EPS (per ADS*)	$1.68	$1.56	7.7%

* One ADS equals to three ordinary shares.

For the twelve months ended December 31, 2019, revenues increased by $2.8 million, or 2.1%, to $138.9 million from $136.1 million for 2018. The increase in revenues during the year ended December 31, 2019 was mainly attributable to a 3.8% increase in sales of rare earth coated PC wires and PC strands and a 151.8% increase in other products, partially offset by a 41.4% decrease in plain surface products and a 2.9% decrease in zinc coated PC wires and PC strands.

Gross profit increased by $1.9 million, or 9.0%, to $22.4 million for the twelve months ended December 31, 2019 from $20.5 million for the same period of last year. Gross margin increased by 100 basis points to 16.1% for the twelve months ended December 31, 2019 from 15.1% for the same period of last year. The increase of gross margin was primarily due to the improvement of the profitability of rare earth coated PC wires and PC strands.

Selling expenses increased by $0.1 million, or 9.2%, to $0.4 million for the twelve months ended December 31, 2019 from $0.3 million for the same period of last year. This increase was primarily due to higher transportation cost for domestic sales in 2019, partially offset by lower freight and sales commission for international sales. General and administrative expenses increase by $0.9 million, or 16.9%, to $6.2 million for the twelve months ended December 31, 2019 from $5.3 million for the same period of last year, mainly due to higher research and development cost in 2019. As a result, total operating expenses increased by $0.9 million, or 16.5%, to $6.5 million for the twelve months ended December 31, 2019 from $5.6 million for the same period of last year.

Operating income increased by $0.9 million, or 6.1%, to $15.8 million for the twelve months ended December 31, 2019 from $14.9 million for the same period of last year. This increase was primarily due to higher sales and gross profit. Operating margin was 11.4% for the twelve months ended December 31, 2019, compared to 11.0% for the same period of last year.

Net income increased by $0.8 million, or 7.4%, to $12.2 million for the twelve months ended December 31, 2019 from $11.4 million for the same period of last year.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation increased by $0.7 million, or 6.7%, to $11.1 million for the twelve months ended December 31, 2019 from $10.4 million for the same period of last year. Earnings per ordinary share, both basic and diluted, were $0.56 for the twelve months ended December 31, 2019, compared to $0.52 for the same period of last year. Earnings per ADS (one ADS equals to three ordinary shares), both basic and diluted, were $1.68 and $1.56 for 2019 and 2018, respectively.

Impact of COVID-19

From the beginning of 2020 until early March 2020, due to the widespread of the COVID-19 pandemic in China, many cities imposed travel and work restrictions in efforts to curb the spread of COVID-19. As a result, the factories situated in Jiujiang and Maanshan were temporarily closed after the Chinese New Year holiday until the second week of March 2020, and the supply of the raw materials was affected in February 2020. Since then, the factories are fully operational. Due to the travel and work restrictions in order to curb the widespread of COVID-19 in China since the end of January 2020, many cities in China were under lockdown. As a result, production and sales orders were delayed. Restrictions on the movement of people and goods currently remain in place in certain regions from time to time as the COVID-19 pandemic situation fluctuates, which requires the Company to adapt certain of the sales and delivery processes. This may affect the overall financial performance in 2020, although the Company cannot quantify the overall impact for the time being. With the anticipated completion of the construction of new production facility in Jiujiang, Jiangxi Province in 2020, it is expected that the Company’s business scale could be further increased, subject to any future developments relating to COVID-19 and its aftermath.

Balance Sheet and Cash Flows

As of December 31, 2019, the Company had cash and restricted cash of $2.6 million, compared to $3.4 million at December 31, 2018. Accounts receivable were $72.5 million as of December 31, 2019, compared to $60.6 million at December 31, 2018. The average days of sales of outstanding (DSO) were 175 days for the twelve months ended December 31, 2019, compared to 150 days for the year 2018. The balance of prepayment to suppliers for raw materials totaled $74.4 million as of December 31, 2019, compared to $70.0 million at December 31, 2018. The Company had inventories of $15.1 million as of December 31, 2019, compared to $17.2 million at the end of 2018. Total working capital was $130.2 million as of December 31, 2019, compared to $113.1 million at December 31, 2018.

Net cash provided by operating activities was $0.4 million for the twelve months ended December 31, 2019, compared to $7.6 million of net cash provided by operating activities for the same period of last year. This was mainly due to a decrease in inventories, an increase in customer deposits, and an increase in due to related party, partially offset by an increase in accounts receivable, an increase in advance to suppliers, a decrease in customer deposits from related parties, and a decrease in due to shareholder. Net cash used in investing activities was $139,795 for the twelve months ended December 31, 2019, compared to $72,305 for the same period of last year. Net cash provided in financing activities was $2.9 million for the twelve months ended December 31, 2019, compared to $0.7 million of net cash used in financing activities for the same period of last year. This was the result of an increase in proceeds from short-term bank loans and an increase in proceeds from long-term bank loans, partially offset by an increase in repayments of short-term bank loans and an increase in repayments of long-term bank loans.

Recent Developments

On May 28, 2019, Pujiang International Group Limited, the parent entity of Acme which owns approximately 65.9% of Ossen Innovation Co., Ltd outstanding ordinary shares, was successfully listed and commenced trading on the main board of the Hong Kong Stock Exchange.

On November 26, 2019, the Company announced the completion of its 2018 annual general meeting of shareholders. At the Annual Meeting, the Company's shareholders re-elected six directors, Dr. Liang Tang, Mr. Wei Hua, Mr. Junhong Li, Ms. Yingli Pan, and Mr. Zhongcai Wu to the Board of Directors and re-appointed BDO China Shu Lun Pan Certified Public Accountants LLP as the Company's independent registered accounting firm for the fiscal year ending December 31, 2019.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Wei Hua, Chief Executive Officer
Email: int.tr@ossengroup.com
Phone: +86-21-6888-8886
Web: www.osseninnovation.com

Investor Relations
GIC IR
Phone: +1-917-207-2173
Email: info@goldenir.com

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019 AND 2018

	December 31,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$2,576,677	$3,444,421
Restricted cash	6,025,718	4,070,655
Accounts receivable, net of allowance for doubtful accounts of $1,253,571 and $939,535 at December 31, 2019 and 2018, respectively	72,544,202	60,586,869
Inventories	15,100,328	17,177,926
Advance to suppliers	74,391,886	69,986,656
Other current assets	24,643	26,496
Accounts receivable - related parties	536,358	-
Total current assets	171,199,812	155,293,023
Property, plant and equipment, net	2,948,264	3,371,387
Land use rights, net	3,288,959	3,422,365
Deferred tax assets	206,002	159,136
TOTAL ASSETS	$177,643,037	$162,245,911

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019 AND 2018 (Continued)

	December 31,
	2019	2018

Current Liabilities
Notes payable-bank acceptance notes	$8,895,107	$8,722,832
Short-term bank loans	17,072,867	13,593,080
Accounts payables	951,358	289,954
Customer deposits	3,131,916	283,869
Taxes payable	1,417,176	1,547,882
Other payables and accrued liabilities	3,875,529	3,980,565
Customer deposits – related parties	3,358,897	4,800,384
Due to shareholder	-	1,695,259
Due to related parties	2,297,639	-
Long-term bank loans – current portion	-	7,269,027
Total current liabilities	41,000,489	42,182,852
Long-term bank loans	6,097,453	-
TOTAL LIABILITIES	47,097,942	42,182,852

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; 19,791,110 shares outstanding as both of December 31, 2019 and 2018	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	9,043,010	7,764,813
Retained earnings	78,484,535	68,673,562
Treasury stock, at cost: 208,890 shares as of December 31, 2019 and 2018	(192,153)	(192,153)
Accumulated other comprehensive loss	(5,789,815)	(4,044,969)
TOTAL SHAREHOLDERS’ EQUITY	115,717,032	106,372,708
Non-controlling interest	14,828,063	13,690,351
TOTAL EQUITY	130,545,095	120,063,059
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$177,643,037	$162,245,911

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Year Ended December 31,
	2019	2018	2017

REVENUES	$138,900,357	$136,104,867	$132,375,915
COST OF GOODS SOLD	116,541,972	115,585,803	117,721,799
GROSS PROFIT	22,358,385	20,519,064	14,654,116
Selling expenses	357,426	327,365	598,832
General and administrative expenses	6,155,316	5,263,914	6,002,121
Total Operating Expenses	6,512,742	5,591,279	6,600,953
INCOME FROM OPERATIONS	15,845,643	14,927,785	8,053,163
Financial expenses, net	(2,382,405)	(1,621,486)	(1,610,337)
Other income, net	297,438	208,071	147,108
INCOME BEFORE INCOME TAX	13,760,676	13,514,370	6,589,934
INCOME TAX	(1,533,794)	(2,129,387)	(691,556)
NET INCOME	12,226,882	11,384,983	5,898,378
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	1,137,712	1,005,530	553,067
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO.,LTD AND SUBSIDIARIES	11,089,170	10,379,453	5,345,311
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	(1,744,846)	(6,272,303)	6,606,207
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(1,744,846)	(6,272,303)	6,606,207
COMPREHENSIVE INCOME	$9,344,324	$4,107,150	$11,951,518
EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.56	$0.52	$0.27
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,791,110	19,791,110	19,791,110

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Total Ossen Innovation Co., Ltd. Shareholders’ Equity
	Ordinary Shares		Additional Paid-in			Accumulated Other Comprehensive	Statutory	Retained	Non Controlling	Total
	$0.01 Par Value		Capital	Treasury stock		Income/(loss)	Reserve	Earnings	Interest
	Shares	Amount		Shares	Amount
Balance at January 1, 2017	20,000,000	$200,000	$33,971,455	(208,890)	$(192,153)	$(4,378,873)	$6,123,022	$54,590,589	$12,131,754	$102,445,794
Net income	-	-	-	-	-	-	-	5,345,311	553,067	5,898,378
Transfer to statutory reserve	-	-	-	-	-	-	549,232	(549,232)		-
Foreign currency translation adjustment	-	-	-	-	-	6,606,207	-	-		6,606,207
Balance at December 31, 2017	20,000,000	$200,000	$33,971,455	(208,890)	$(192,153)	$2,227,334	$6,672,254	$59,386,668	$12,684,821	$114,950,379
Net income	-	-	-	-	-	-	-	10,379,453	1,005,530	11,384,983
Transfer to statutory reserve	-	-	-	-	-	-	1,092,559	(1,092,559)		-
Foreign currency translation adjustment	-	-	-	-	-	(6,272,303)	-	-		(6,272,303)
Balance at December 31, 2018	20,000,000	$200,000	$33,971,455	(208,890)	$(192,153)	$(4,044,969)	$7,764,813	$68,673,562	$13,690,351	$120,063,059
Net income	-	-	-	-	-	-	-	11,089,170	1,137,712	12,226,882
Transfer to statutory reserve	-	-	-	-	-	-	1,278,197	(1,278,197)		-
Foreign currency translation adjustment	-	-	-	-	-	(1,744,846)	-	-		(1,744,846)
Balance at December 31, 2019	20,000,000	$200,000	$33,971,455	(208,890)	$(192,153)	$(5,789,815)	$9,043,010	$78,484,535	$14,828,063	$130,545,095

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Year Ended December 31,
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$12,226,882	$11,384,983	$5,898,378
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	606,045	641,647	796,566
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(11,957,333)	(8,886,939)	(14,401,465)
Inventories	2,077,598	(3,698,453)	12,519,709
Advance to suppliers	(4,405,230)	1,294,247	(24,551,618)
Other current assets	1,853	10,894	(6,023)
Deferred tax assets	(46,866)	(9,625)	16,440
Notes receivable - bank acceptance notes	-	-	15,280,381
Accounts receivable - related parties	(536,358)	-	-
Increase (Decrease) In:
Accounts payable	661,404	(69,973)	(1,144,936)
Customer deposits	2,848,047	(32,524)	180,490
Income tax payable	(130,706)	1,097,171	(144,084)
Other payables and accrued expenses	(105,037)	(256,258)	2,496,349
Customer deposits - RPT	(1,441,487)	4,800,384	-
Due to related party	2,297,639	-	(3,912)
Due to shareholder	(1,695,259)	1,343,760	44,000
Net cash provided by/ (used in) operating activities	401,192	7,619,314	(3,019,725)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(139,795)	(72,305)	(37,848)
Net cash used in investing activities	(139,795)	(72,305)	(37,848)

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017 (Continued)

	Year Ended December 31,
	2019	2018	2017
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	85,479,789	17,900,302	13,497,882
Repayments of short-term bank loans	(81,777,165)	(17,543,051)	(17,380,550)
Proceeds from long-term bank loans	6,171,040	-	-
Repayments of long-term bank loans	(7,260,047)	-	-
Proceeds from notes payable-bank acceptance notes	9,002,458	9,063,444	14,662,757
Repayment of notes payable-bank acceptance notes	(8,712,056)	(10,120,846)	(14,588,702)
Net cash used in financing activities	2,904,019	(700,151)	(3,808,613)

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	3,165,416	6,846,858	(6,866,186)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(2,078,097)	(7,474,935)	8,088,466
Cash, cash equivalents and restricted cash at beginning of period	7,515,076	8,143,153	6,920,873
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$8,602,395	$7,515,076	$8,143,153

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$1,749,389	$1,019,270	$840,670
Interest paid	$2,148,285	$1,388,283	$1,397,635
Non-cash transactions:
Appropriation to statutory reserve	$1,278,197	$1,092,559	$549,232